Exhibit 1.01

Stellantis N.V.
Conflict Minerals Report
For the Year Ended December 31, 2023

This Conflict Minerals Report for the year ended December 31, 2023 (this “Report”) is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

Unless otherwise specified, the terms “we,” “us,” “our,” “Stellantis,” and the “Company” refer to Stellantis N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, together with its consolidated subsidiaries or any one or more of them, as the context may require.

Overview

Stellantis is a global automaker and mobility provider which is engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide. Stellantis designs, engineers, manufactures, distributes and sells vehicles across five portfolios: (i) luxury vehicles under the Maserati brand; (ii) premium vehicles covered by Alfa Romeo, DS and Lancia brands; (iii) global sport utility vehicles under the Jeep brand; (iv) American brands covering Dodge, Ram and Chrysler vehicles and (v) European brands covering Abarth, Citroën, Fiat, Opel, Peugeot and Vauxhall vehicles. Stellantis supports its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide for mass-market vehicles. Stellantis makes retail and dealer financing, leasing and rental services available through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, Stellantis operates in the production systems sector under the Comau brand.

For the reporting period from January 1 to December 31, 2023, due diligence on the source and chain of custody of the 3TG necessary to the production of the products that Stellantis manufactured or contracted to manufacture was conducted. After a reasonable country of origin inquiry, it was reasonably concluded that 3TG in Stellantis products may have originated in the Democratic Republic of the Congo (the “DRC”), and adjoining countries (with the DRC, the “Covered Countries”) and are not from recycled or scrap sources.

Supply Chain Description

We have a global supply chain wherein many of our direct suppliers’ manufacturing operations are located outside of the U.S. and include entities not directly subject to the Rule. Additionally, Stellantis did not directly source 3TG from a smelter or refiner in 2023. Accordingly, we rely on our direct suppliers to provide information as to the origin of the 3TG contained in the parts and components supplied to us and we are subject to the accuracy of those responses.

Reasonable Country of Origin Inquiry (“RCOI”)

Our RCOI employed a combination of measures to determine whether the 3TG in our products originated from the Covered Countries or came from recycled or scrap sources. A risk assessment was performed to develop the 2023 in-scope supplier list starting with the analysis of the components supplied to our plants based on information reported in the International Material Data System (“IMDS”), a global material data repository used by the automotive industry to maintain data for reporting requirements. The final in-scope supplier list is determined by identifying the components supplied to Stellantis and reported in IMDS as containing one or more 3TG. Our primary means of determining country of origin of 3TG in Stellantis products was by conducting a survey of our in-scope direct production, service, and after-market part suppliers using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) and a third party service provider to assist in the due diligence, including managing, uploading and validating the data submitted by suppliers, as well as carrying out follow up diligence actions with suppliers when required.

Due Diligence Design

As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition guidelines (“OECD Guidance”), the internationally recognized standard on which our system is based, Stellantis supports an industry-wide approach to addressing conflict minerals throughout the supply chain. As part of this approach, Stellantis collaborates with others in the industry through its membership in the RMI. Data obtained through our membership in the RMI (member ID: FCAG) was utilized for certain statements in this report.

The Stellantis due diligence measures are designed to:
1.establish strong company management systems;
2.identify and assess conflict mineral risks in our supply chain;
3.design and implement strategies to respond to identified conflict mineral risks;
4.contribute to independent third-party audits of the due diligence practices of 3TG smelters and refiners through participation in industry organizations; and
5.report annually on supply chain due diligence.

Due Diligence Measures Performed

1. Establish Strong Company Management Systems

1.1 Policies

The Stellantis governance model reflects our commitment to a culture dedicated to integrity, responsibility and ethical behavior in all areas of our activity. We promote similar behavior along the entire value chain. Selection of our suppliers is based on (i) the competitiveness of their products and services, and (ii) their adherence to social, ethical and environmental principles that include maintaining the highest standards of quality and taking care of the communities in which we do business. Our Global Responsible Purchasing Guidelines (“GRPG”), which new and renewing suppliers are asked to sign, specifically outlines Stellantis’ expectations of its suppliers with respect to social principles, including human rights and labor issues, environmental principles, compliance with laws, and ethical principles, which specifically addresses conflict minerals principles. Relevant excerpts from the GRPG are set forth below.

Foreword

The group of Stellantis companies (“Stellantis”) considers collaboration with the supply chain an integral part of its success and, therefore, strives to operate as an integrated team with suppliers. The selection of suppliers is based not only on the quality and on competitiveness of their products and services, but also their adherence to social, ethical and environmental principles. Your agreement to comply with these Global Responsible Purchasing Guidelines (the “Guidelines”) is a prerequisite to becoming or continuing to be a supplier to Stellantis (a “Supplier”). 1 Your acceptance will bind you and any of your affiliates and subsidiaries that provide goods or services to Stellantis.

…

Stellantis commits to contributing to a decarbonized economy by engaging its talents and assets across its products, plants and other facilities. Stellantis is strongly involved in environmental issues (greenhouse gas and pollutant emissions, recycling, the use of natural resources, circular economy, etc.) and expects not only support from suppliers throughout the entire lifecycle of a vehicle but also innovative proposals contributing to its ambitions announced publically.

….

•Assessing, Monitoring and Remedial Actions

Supplier’s social and environmental performance is regularly assessed by a third party. This assessment covers, amongst others, the following topics: environment, labor practices, working conditions, business ethics and sustainable procurement. The assessment is used for defining (i) the risk of a Supplier’s non-compliance with the principles set forth in these Guidelines and (ii) the sites to be audited.

In the event of non-compliance by Supplier with the principles set forth in these Guidelines:

◦the non-compliance may be considered a material breach of the contract(s) between Stellantis and Supplier that may justify immediate termination of the contract(s) and consequently of the business relationship under the applicable terms and conditions of purchase; or
◦Stellantis may require that Supplier implements an action plan to put in place corrective actions to bring its performance into line and shall provide Supplier support to jointly define the required remedies, as appropriate. If the required remedies cannot be jointly defined, Stellantis reserves the right to immediately terminate, under the applicable terms and conditions of purchase, the contracts between Stellantis and Supplier and consequently the business relationship.
◦if the required remedies are jointly agreed to, Stellantis may conduct follow up audits to verify implementation of the jointly planned remedial actions. If such remedial actions are not implemented, Stellantis reserves the right to immediately terminate, under the applicable terms and conditions of purchase, the contracts between Stellantis and Supplier and consequently the business relationship.

•Reporting Non Compliance to Stellantis

With respect to the goods or services that Supplier delivers to Stellantis, Supplier: (i) confirms to have processes in place to prevent, detect, investigate, mitigate, and remediate any non-compliance with the requirements set forth in these Guidelines, working with potentially affected stakeholders as appropriate; and (ii) must report any non-compliance with these Guidelines to Stellantis and commits to zero retaliation against individuals who make reports in good faith. Stellantis will work with Supplier to resolve any such non-compliance as necessary, reserving, however, its right to terminate the business relationship for non-compliance as set forth in the preceding paragraphs. The preferred method for reporting non-compliance is the Stellantis Integrity Helpline, which is available to employees, business partners and the public worldwide, via telephone or web. Web access is available at the following link:
http://www.integrityhelpline.stellantis.com/

The GRPG goes on to outline expectations regarding compliance with ethical principles as it relates to Conflict Minerals:

◦Prohibited substances and materials

The supplies, products or goods bought from the Supplier by Stellantis, whether they are standard or specifically developed by the Supplier for Stellantis, must respect legislations or regulations applicable in the production countries and the areas/ countries where the product is sold or used (European Union, etc.), including laws and regulations that require traceability of substances of concern for the protection of health or the environment.

◦Material due diligence and fight against the use of conflict minerals

Stellantis seeks to: apply the principles of responsible sourcing of parts and components including raw materials and minerals, exercise its duty of vigilance and participate in the development of responsible procurement. Stellantis’ policy is to establish transparency with Suppliers on the origin of minerals used in particular from conflict affected and high-risk areas (CAHRA) including but not limited to, tungsten, tantalum, tin and gold (known as “3TG”) as defined by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Due Diligence Guidance”).

Supplier is expected to: (i) have or implement policies committing to responsible sourcing of minerals and materials; (ii) utilize due diligence frameworks and systems consistent with OECD Due Diligence Guidance to conduct due diligence; (iii) and require their suppliers to adopt management systems and practices that are aligned to these Guidelines and the OECD Due Diligence Guidelines. Supplier will refer to any recommendation from the legislators about the extension of the list of materials or risk areas.

Supplier undertakes to submit in writing to Stellantis the results of efforts that comply with legally applicable standards regarding:

◦the detailed composition of the materials used in the manufacturing of the goods supplied as well as any changes in their composition;
◦any information necessary to comply with current applicable laws and regulations (e.g.,. Dodd Frank Act, EU conflict mineral regulation) via the latest version of the Conflict Minerals Reporting Template (CMRT form);
◦the smelter from which raw materials are supplied either directly or through subcontractors.
Supplier will: (i) make reasonable efforts, and no less than required by law, to achieve compliance in its operations, to support Stellantis’ commitment to use risk identification analysis to support prioritizing the origin tracing activities for additional materials and work to implement processes and tools to reach this objective; and (ii) undertake remedial measures that Stellantis deems adequate to cease sourcing from channels that are determined to be non-compliant.

The full GRPG can be found at the following link: https://www.stellantis.com/content/dam/stellantis-corporate/group/governance/corporate-regulations/global-responsible-purchasing-guidelines.pdf

1.2 Internal Management

The Stellantis Conflict Minerals program, led by the purchasing Corporate Social Responsibility (“CSR”) department, is managed by regional and subsidiary conflict minerals team members. A global lead provides overall program management and consolidation direction to ensure that corporate obligations are fulfilled. The Stellantis conflict mineral supplier submission status is tracked and communicated by the CSR organization to ensure that any needed escalation efforts are deployed quickly. The global purchasing commodity leads are involved in escalation activities with the supply base, as needed, to reinforce the importance of providing due diligence evidence to support Stellantis’ legal requirements. In addition, a cross-functional team, including representatives from materials engineering, legal, communications and purchasing, provide expertise and feedback as required.

1.3 Control and Transparency Systems over Conflict Mineral Supply Chain

In 2023, Stellantis did not have a direct relationship with any of the smelters and refiners of the 3TG in its products. As a result, Stellantis has continued to take actions to improve supply chain transparency through participation in cross industry collaboration groups and as a member of RMI.

As part of the Stellantis general terms and conditions, upon request, supplier partners are required to disclose the content and origins of conflict minerals contained in the product provided. Additional control systems in place include a dedicated e-mail address for conflict minerals information, supplier response retention program implemented by a third-party provider and a smelter outreach program through Automotive Industry Action Group (“AIAG”) and RMI. Stellantis’ process for responding is aligned with the “CM-3 Guide to Conflict Minerals Reporting to the Automotive Industry” document through AIAG, which lays out procedures across the automotive sector for a uniform central system to implement 3TG supply chain compliance.

1.4 Supplier Engagement

In addition to direct communication, as well as feedback provided to suppliers through the use of third party administrative services, Stellantis participates in the AIAG Responsible Materials Work Group, which offers complimentary training.

In an effort to increase response rates and the quality of information reported from suppliers, Stellantis offered a supplier training course in collaboration with its third party provider. This training included instructions to suppliers regarding development of their own conflict minerals compliance program, the process for properly responding to the CMRT and methods for engagement with their own supply base.

Stellantis actively participates in AIAG, including the supplier engagement roadmap and any potential updates in the AIAG guidelines for the automotive supply base. Additionally, Stellantis continues to survey its supply chain and, as a participant in AIAG and with the help of experts within the AIAG work groups, analyze the data to determine how the members, including Stellantis, can support more efficient and effective reporting.

1.5 Grievance Mechanism

Stellantis continues to maintain and foster the utilization of direct and anonymous grievance procedures whereby employees, suppliers, clients and other stakeholders can report concerns about and/or violations of its policies. The Integrity Helpline is managed by an independent provider ensuring a high level of confidentiality and is available 24 hours a day, seven days a week.

Access to the Integrity Helpline is available at the following link: http://www.integrityhelpline.stellantis.com/

2. Identify and Assess Risks in the Supply Chain

In addition to the due diligence processes discussed above, Stellantis used a web-based reporting tool, along with third party administrative services and CMRT tools to request Stellantis’ in-scope direct suppliers to report their use of 3TG, the processing smelter or refiner and the country and mine of origin to the extent known by the suppliers. Given that Stellantis identified its in-scope suppliers through the IMDS as supplying products that contain 3TG, if a supplier’s response indicated that its products do not include 3TG, the supplier was asked to confirm this information as well as provide comments to substantiate such claim.

Each supplier response was reviewed to ensure completeness and consistency. A supplier survey was not accepted unless the responses were complete and all duplicate smelters or refineries were reconciled.

Each supplier CMRT smelter list was analyzed against the Responsible Minerals Assurance Process (“RMAP”) smelter list to confirm the status of the supplier-identified smelters and refiners. When discrepancies were detected, the list of concerns were transmitted to suppliers with a request to take action to verify smelter information.

2.1 Industry Driven Programs

As an active participant in various AIAG work groups and sub-groups, Stellantis works closely with other original equipment manufacturers (“OEMs”) and suppliers, meeting regularly to facilitate comprehensive and efficient compliance with conflict minerals regulations. In 2023, Stellantis continued to co-chair the Responsible Materials Work Group (“RMWG”) which brings together suppliers, OEMs and service providers to understand the impact of the Rule and support implementation across the automotive supply chain. Stellantis contributes to the RMI smelter fund through the RMWG.

Additionally, Stellantis is a member of the RMI, an industry program that helps manage risk by improving supply chain transparency regarding conflict minerals and other emerging mineral and materials of potential risk. RMI is actively involved with auditing and validating the conformance of smelter and refiners with the OECD Guidance. As a member of RMI, Stellantis is able to utilize the conformant and active smelter and refiner list developed through the RMAP process as part of its due diligence practices.

3. Design and Implement a Strategy to Respond to Risks

Stellantis’ strategy for responding to risks identified in its supply chain has two core components. First, the Stellantis Global Responsible Purchasing Guidelines, discussed above, promote responsible sourcing from conflict affected and high-risk areas. Additionally, Stellantis’ standard terms and conditions impose a duty on Stellantis suppliers to provide information regarding the smelters and refiners in their supply chain. Second, while all in-scope direct suppliers are requested to respond to the survey, the suppliers representing a significant majority of Stellantis’

procurement activities are targeted and these suppliers are prioritized within an internal escalation process. In 2023, Stellantis, with assistance from its service provider, expanded its survey to include a “Smelter of Interest” campaign, whereby additional due diligence was automatically requested of any in-scope supplier having a response with at least one high risk smelter or refiner. Through its service provider, Stellantis was also added as a recognized supporter of the Smelter Outreach Initiative, which is intended to engage industry recognized operational smelters and foster the voluntary participation of such smelters in an additional smelter audit.

4. Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Stellantis is a financial supporter of RMI and supports the RMAP, which performs independent third-party audits of smelters and refiners. Stellantis does not have a direct relationship with 3TG smelters or refiners and does not perform or direct audits of these entities within our supply chain.

5. Report Annually on Supply Chain Due Diligence

This report is filed with the SEC and is publicly available at https://www.stellantis.com/en/investors/reporting/sec-filings

Due Diligence Results:

Survey Responses

Survey responses were reviewed against AIAG criteria and Stellantis’ processes to identify necessary further engagement with our suppliers through contracted third-party services. Stellantis also worked directly with suppliers to obtain accurate and complete responses. However, Stellantis’ survey process continues to face various fundamental challenges which result in the inability to conclusively determine the origin of all 3TG that is in our products.

First, certain Stellantis direct suppliers treat the identity of their suppliers as proprietary information and are therefore resistant to disclosing specific information regarding the origin of materials in their parts or components.

Second, although Stellantis’ efforts in 2023 continued to focus on reducing the number of duplicates and obtaining high quality responses, supplier responses continue to include non-conformant smelters and refiners or named companies that are not smelters or refiners.

Third, the vast majority of supplier responses received provided data at a company or divisional level. As a result, we cannot be certain that the smelter or refiner names provided by a direct Stellantis supplier, to the extent they are actual smelters or refiners, supplied 3TG for parts and components supplied to us rather than to a different customer of that supplier. Accordingly, we are unable to validate whether specific smelters or refiners are actually in Stellantis’ supply chain.

Efforts to Determine Mine or Location of Origin

The survey provided to our suppliers included a request for mine or location of origin for the 3TG in their parts and components. When a supplier cannot directly obtain information beyond smelter or refiner name, we consult the RMAP and our service provider to determine the country of origin and whether the smelter or refiner has been validated as conflict free. A summary of the mineral country of origin information collected as a result of the survey process is set forth in the Appendix below.

The smelters and refiners in our supply chain are based, and source their raw materials, across the globe. We believe that these smelters and refiners often mix raw materials from different countries to create the smelted or refined 3TG used in our products. Depending on the smelter or refiner’s location, the subject 3TG may be sold to commodity exchanges where smelter or refiner identity is confidential or unknown. Additionally, the total list of smelters and refiners provided by Stellantis’ suppliers greatly exceeded the number of known smelters and refiners and many suppliers included overlapping information.

As discussed above, the responses provided by our in-scope direct suppliers were at the company or division level for all parts or components sent to their customers. Therefore, it cannot accurately be assessed whether a supplier’s listed smelters and refiners were used for the parts or components specifically supplied to Stellantis. Since a direct link between Stellantis products and particular smelters or refiners cannot be established, a delineated list of smelters and refiners has not been provided.

Steps Taken or That Will Be Taken to Mitigate Risk and Improve Due Diligence

In addition to updating the GRPG and continuing to perform the activities described under “Due Diligence Measures Performed” above, we are reviewing and monitoring our policies, processes and third party providers for continuous improvement of the analysis of survey data and supplier compliance. We plan to implement any identified improvements to our due diligence processes and risk management activities to enhance the quality of information we receive and improve our ability to determine the source and chain of custody of 3TG in our supply chain. Stellantis will also continue to monitor global regulations and be prepared to make adjustments and modifications to our reporting processes to meet new requirements relating to responsible sourcing.

Appendix
Country of Origin

Based on the survey results, the 3TG contained in our products may have originated from mines located in the countries listed below. However, as a result of the limitations described in “Efforts to Determine Mine or Location of Origin” above, inclusion of a particular country in this list does not necessarily indicate that Stellantis products contain 3TG sourced from mines located in that country.

Albania	Guatemala	Philippines
Andorra	Guinea	Poland
Angola	Guyana	Portugal
Argentina	Honduras	Russian Federation
Armenia	Hong Kong	Rwanda
Australia	Hungary	Saudi Arabia
Austria	India	Senegal
Azerbaijan	Indonesia	Serbia
Belarus	Ireland	Sierra Leone
Belgium	Israel	Singapore
Benin	Italy	Slovakia
Bermuda	Ivory Coast	South Africa
Bolivia (Plurinational State of)	Japan	South Sudan
Botswana	Jersey	Spain
Brazil	Kazakhstan	Sudan
Bulgaria	Kenya	Suriname
Burkina Faso	Korea, Republic of	Sweden
Burundi	Kyrgyzstan	Switzerland
Cambodia	Liberia	Taiwan, Province of China
Canada	Liechtenstein	Tajikistan
Central African Republic	Lithuania	Tanzania
Chile	Luxembourg	Thailand
China	Madagascar	Togo
Colombia	Malaysia	Turkey
Cyprus	Mali	Uganda
Democratic Republic of Congo	Mauritania	United Arab Emirates
Djibouti	Mexico	United Kingdom
Dominica	Mongolia	United States of America
Dominican Republic	Morocco	Uruguay
Ecuador	Mozambique	Uzbekistan
Egypt	Myanmar	Vietnam
El Salvador	Namibia	Zambia
Eritrea	Netherlands
Estonia	New Zealand
Ethiopia	Nicaragua
Fiji	Niger
Finland	Nigeria

France	Norway
Georgia	Oman
Germany	Panama
Ghana	Papau New Guinea
Guam	Peru